UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                             SHILOH INDUSTRIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   824543 10 2
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                                 (CUSIP Number)

                             David J. Hessler, Esq.
                      Wegman, Hessler, Vanderburg & O'Toole
                            6100 Rockside Woods Blvd.
                              Cleveland, Ohio 44131
                                  216-642-3342
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 1, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 6


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                                  SCHEDULE 13D
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CUSIP No. 824543 10 2                                        Page 2 of 6
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          MTD Products Inc.

          I.R.S. Identification No. 34-0658691
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                        (b) |_|
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
------------------- ------- ----------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

      SHARES                7,011,906
                    ------- ----------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               20,000
                    ------- ----------------------------------------------------
       EACH
                      9     SOLE DISPOSITIVE POWER
    REPORTING
                            7,011,906
                    ------- ----------------------------------------------------
      PERSON
                      10    SHARED DISPOSITIVE POWER
       WITH
                            1,124,400
------------------- ------- ----------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,136,306
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                   |X|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.1
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   14     TYPE OF REPORTING PERSON

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


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CUSIP No. 824543 10 2                                      Page 3 of 6
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         This Amendment No. 3 amends and supplements the Statement on Schedule
13D (the "Schedule 13D") filed on March 31, 1998, as amended, by MTD Products Inc. ("MTD") and certain other stockholders relating to the common stock, par value $.01 per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

         As more fully described in Item 4 hereof, on November 1, 1999, the Company acquired substantially all the assets of MTD Automotive, an unincorporated division of MTD. The consideration paid to MTD by the Company in connection with this transaction included 1,428,571 newly issued shares of Common Stock.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         On November 1, 1999, the Company acquired substantially all of the assets of MTD Automotive, an unincorporated division of MTD, pursuant to an Asset Purchase Agreement, dated as of June 21, 1999 (the "Purchase Agreement") among the Company, Shiloh Automotive, Inc. ("Buyer"), and MTD, as amended by a Closing Agreement, dated as of October 31, 1999 (the "Closing Agreement" and, together with the Purchase Agreement, the "Agreements") among the Company, Buyer and MTD. Pursuant to the terms of the Agreements, the aggregate consideration paid to MTD by the Company consisted of $20.0 million in cash and 1,428,571 newly issued shares of Common Stock. The consideration for the Common Stock was valued at $14.00 per share. Copies of the Purchase Agreement and the Closing Agreement are attached hereto as Exhibits 1 and 2 to this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a)-(b) MTD had, as of November 1, 1999, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

         As of November 1, 1999, MTD beneficially owned 8,136,306 shares of Common Stock, constituting 56.1% of the outstanding Common Stock, with the sole power to vote and to dispose of 7,011,906 of such shares, the shared power to vote and to dispose of 20,000 shares held by the Jochum Moll Foundation, a charitable organization, and, as a result of the shared dispositive power held by certain MTD executive officers comprising the investment committee of the MTD Products Inc. Master Employee Benefit Trust, a trust fund established and sponsored


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CUSIP No. 824543 10 2                                      Page 4 of 6
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by MTD (the "Fund"), the shared power to dispose of 1,104,400 shares beneficially owned by the Fund.

         As of November 1, 1999, Curtis E. Moll, the Chairman of the Board, Chief Executive Officer and President of MTD, owned 3,500 shares of Common Stock and held 1,500 shares as custodian for a minor child, Sara H. Moll, the wife of Curtis E. Moll, owned 1,000 shares of Common Stock, Dieter Kaesgen, Executive Vice President and President of the Consumer Products Group of MTD, owned 7,000 shares of Common Stock, John Milks, Vice President -- Plant and Facilities of MTD, owned 300 shares, David J. Hessler, Secretary and Special Counsel of MTD, owned 9,000 shares, Ronald C. Houser, Chief Financial Officer of MTD, owned 2,000 shares, John A. Rainone, Executive Vice President -- Service of MTD, owned 700 shares, Theodore S. Moll, Executive Vice President -- Manufacturing of MTD, owned 3,000 shares in trust and held 300 shares as custodian for a minor child, Harmut Kaesgen, Executive Vice President -Product Development and Engineering of MTD, owned 3,000 shares and William Docherty, Jr., Executive Vice President, Sales and Marketing of MTD, no longer owned any shares. MTD disclaims beneficial ownership of shares held by its executive officers and directors.

         Certain of the executive officers and directors of MTD share the power to vote and dispose of shares of Common Stock beneficially owned by MTD. As a result, certain of the executive officers and directors of MTD may be deemed to beneficially own the shares of Common Stock that MTD may be deemed to beneficially own. MTD anticipates that certain of its executive officers and directors may acquire shares of Common Stock for their individual accounts in open market transactions at prevailing prices, subject to any applicable legal or other restrictions on their ability to do so. Except as set forth in Item 6, there are no agreements, understandings or arrangements between MTD and any of its executive officers, directors or the MTD Controlling Shareholders with respect to the Common Stock, and there can be no assurance that any acquisitions by such executive officers or directors will take place.

         Percentages set forth on the cover pages hereof and in this Item 5 are based on the 13,080,563 shares of Common Stock outstanding as of September 13, 1999, as adjusted to take into account the 1,428,571 shares of Common Stock issued to MTD on November 1, 1999 pursuant to the Agreements.

         (c) As more fully described in Item 4 hereof, on November 1, 1999, the Company acquired substantially all the assets of MTD Automotive, an unincorporated division of MTD. The consideration paid to MTD by the Company consisted of 1,428,571 newly issued shares of Common Stock plus $20.0 million in cash.

         (d) Except for the current shared dispositive power with respect to the trusts noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by MTD.


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CUSIP No. 824543 10 2                                      Page 5 of 6
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         (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

1. --Asset Purchase Agreement, dated as of June 21, 1999, among Shiloh Industries, Inc., Shiloh Automotive, Inc. and MTD Products Inc.

2. --Closing Agreement, dated as of October 31, 1999, among Shiloh Industries, Inc., Shiloh Automotive, Inc. and MTD Products Inc.




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CUSIP No. 824543 10 2                                      Page 6 of 6
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                                    Signature


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 16, 1999

                                           MTD Products Inc.



                                           By:  /s/ Ronald C. Houser
                                             -------------------------------
                                             Name:   Ronald C. Houser
                                             Title:  Chief Financial Officer